Exhibit 99.2

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7164

Consolidated Financial Statements

Magna International Inc.

December 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Magna International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Magna International Inc. and subsidiaries (the "Company") as at December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment Assessment – Power & Vision Segment — Refer to Notes 2, 4, 12 and 14 to the financial statements

Critical Audit Matter Description

For finite-lived intangible assets an impairment test is required when there are indicators of impairment. Indicators of impairment were present for an asset group containing certain finite-lived intangible assets in one reporting unit (“identified RU”) within the Power & Vision segment and as a result the Company evaluated the recoverability of those assets. The Company’s annual evaluation of goodwill for impairment involves the comparison of the fair value of reporting units to their respective carrying amounts. The fair value of the asset group and identified RU was determined using estimated discounted future cash flows. The carrying amount of the identified RU’s finite-lived intangible assets and goodwill exceeded their respective fair values, and impairment charges were recorded.

While there are several estimates and assumptions that are required to determine the fair value of the asset group and identified RU, the estimates and assumptions with the highest degree of subjectivity are forecasted revenues, production volumes, discount rate and the terminal growth rate. Given the evaluation of the impairment involved significant management judgment, particularly in assessing key assumptions underlying the determination of fair value, auditing these assumptions required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to forecasted revenues, production volumes, discount rate and terminal growth rate used to determine the fair value of the asset group and identified RU included the following, among others:

•	Evaluated the reasonableness of management’s forecasted revenue and production volumes through consideration of the following:
o	Historical sales volumes;
o	Analyst and industry reports;
o	Pipeline of contracts in the proposal stage;
o	Underlying management analyses detailing growth plans;
o	Known changes in the Company’s operations, which are expected to impact future operating performance; and

o	Internal communications to management and the Board of Directors.

•	With the assistance of fair value specialists, evaluated the reasonableness of the discount rate by testing the source information underlying the determination of the discount rate and developing a range of independent estimates and comparing those to the discount rate selected by management.
•	With the assistance of fair value specialists, evaluated the reasonableness of the terminal growth rate by developing a range of independent estimates and comparing those to the terminal growth rate selected by management.
•	Evaluated the effectiveness of controls over the determination of forecasted sales volumes, discount rates and terminal growth rates.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 25, 2026

We have served as the Company's auditor since 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Magna International Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Magna International Inc. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2025, of the Company and our report dated February 25, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 25, 2026

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[U.S. dollars in millions, except per share figures]

Years ended December 31,

	Note	2025	2024
Sales		$42,010	$42,836

Costs and expenses
Cost of goods sold		36,021	37,037
Selling, general and administrative		2,221	2,061
Depreciation		1,547	1,510
Amortization of acquired intangible assets		111	112
Interest expense, net	17	209	211
Equity income		(143)	(101)
Other expense, net	4	736	464
Income from operations before income taxes		1,308	1,542
Income taxes	13	425	446
Net income		883	1,096
Income attributable to non-controlling interests		(54)	(87)
Net income attributable to Magna International Inc.		$829	$1,009

Earnings per Common Share:	5
Basic		$2.94	$3.52
Diluted		$2.93	$3.52

Weighted average number of Common Shares outstanding during the year [in millions]:	5
Basic		281.7	286.8
Diluted		282.5	286.9

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[U.S. dollars in millions]

Years ended December 31,

	Note	2025	2024
Net income		$883	$1,096

Other comprehensive income (loss), net of tax:	22
Net unrealized gain (loss) on translation of net investment in foreign operations		593	(555)
Net unrealized gain (loss) on cash flow hedges		207	(102)
Pension and post-retirement benefits		34	1
Reclassification of net loss (gain) on cash flow hedges to net income		5	(54)
Reclassification of net loss on pensions to net income		4	1
Net unrealized gain on available-for-sale investments		2	—
Other comprehensive income (loss)		845	(709)
Comprehensive income		1,728	387
Comprehensive income attributable to non-controlling interests		(86)	(71)
Comprehensive income attributable to Magna International Inc.		$1,642	$316

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[U.S. dollars in millions, except shares issued]

As at December 31,

	Note	2025	2024
ASSETS
Current assets
Cash and cash equivalents	6	$1,612	$1,247
Accounts receivable		7,593	7,376
Inventories	9	4,126	4,151
Prepaid expenses and other		407	344
		13,738	13,118

Investments	10	1,103	1,045
Fixed assets, net	11	9,507	9,584
Operating lease right-of-use assets	18	1,928	1,941
Intangible assets, net	14	490	738
Goodwill	12	2,512	2,674
Other assets	15, 19	1,275	1,120
Deferred tax assets	13	864	819
		$31,417	$31,039
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowing		$—	$271
Long-term debt due within one year	17	27	708
Accounts payable		6,895	7,194
Other accrued liabilities	16	2,745	2,572
Accrued salaries and wages		888	867
Income taxes payable		106	192
Current portion of operating lease liabilities	18	328	293
		10,989	12,097

Long-term debt	17	4,685	4,134
Operating lease liabilities	18	1,649	1,662
Long-term employee benefit liabilities	19	554	533
Other long-term liabilities	20	399	396
Deferred tax liabilities	13	302	277
		18,578	19,099

Shareholders' equity
Common Shares [issued: 2025 – 280,242,006; 2024 – 282,875,928]	21	3,352	3,359
Contributed surplus		142	149
Retained earnings		9,765	9,598
Accumulated other comprehensive loss	22	(766)	(1,584)
		12,493	11,522

Non-controlling interests	8	346	418
		12,839	11,940
		$31,417	$31,039

Commitments and contingencies [notes 17, 18, 23 and 24]

See accompanying notes

On behalf of the Board:
	/s/ "Mary Lou Maher"	/s/ "Robert F. MacLellan"
	Director	Chairman of the Board

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[U.S. dollars in millions]

Years ended December 31,

	Note	2025	2024
OPERATING ACTIVITIES
Net income		$883	$1,096
Items not involving current cash flows	6	2,368	1,857
		3,251	2,953
Changes in operating assets and liabilities	6	347	681
Cash provided from operating activities		3,598	3,634

INVESTMENT ACTIVITIES
Fixed asset additions		(1,313)	(2,178)
Acquisitions	7	(1)	(86)
Increase in investments, other assets and intangible assets		(499)	(617)
Increase in public and private equity investments		(8)	(12)
Proceeds from dispositions of fixed assets, other assets and investments		121	219
Net cash inflow from disposal of facilities	4	—	82
Cash used for investing activities		(1,700)	(2,592)

FINANCING ACTIVITIES
Issues of debt	17	1,048	778
Decrease in short-term borrowings		(318)	(182)
Repayments of debt	17	(1,397)	(815)
Issue of Common Shares on exercise of stock options		2	30
Tax withholdings on vesting of equity awards		(5)	(8)
Repurchase of Common Shares	21	(137)	(207)
Dividends		(544)	(539)
Dividends paid to non-controlling interests		(59)	(46)
Acquisition of non-controlling interest	8	(122)	—
Cash used for financing activities		(1,532)	(989)

Effect of exchange rate changes on cash and cash equivalents		(1)	(4)

Net increase in cash and cash equivalents during the year		365	49
Cash and cash equivalents, beginning of year		1,247	1,198
Cash and cash equivalents, end of year	6	$1,612	$1,247

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[U.S. dollars in millions, except number of common shares]

	Common Shares					Non-
		Stated	Contributed	Retained		controlling	Total
	Number	Value	Surplus	Earnings	AOCL [i]	Interests	Equity
	[in millions]
Balance, December 31, 2023	286.6	$3,354	$125	$9,303	$(898)	$393	$12,277
Net income				1,009		87	1,096
Other comprehensive loss					(693)	(16)	(709)
Shares issued on exercise of stock options	0.7	36	(6)				30
Release of stock and stock units	0.3	19	(19)				—
Tax withholdings on vesting of equity awards	(0.2)	(2)		(6)			(8)
Repurchase and cancellation under normal course issuer bids [note 21]	(4.7)	(55)		(162)	7		(210)
Stock-based compensation expense			49				49
Dividends paid to non-controlling interests						(46)	(46)
Dividends paid [$1.90 per share]	0.2	7		(546)			(539)
Balance, December 31, 2024	282.9	$3,359	$149	$9,598	$(1,584)	$418	$11,940
Net income				829		54	883
Other comprehensive income					813	32	845
Shares issued on exercise of stock options	0.1	3	(1)				2
Release of stock and stock units	0.3	22	(22)				—
Tax withholdings on vesting of equity awards	(0.1)	(1)		(4)			(5)
Repurchase and cancellation under normal course issuer bids [note 21]	(3.0)	(36)		(109)	5		(140)
Stock-based compensation expense			60				60
Acquisition of non-controlling interest [note 8]			(44)			(99)	(143)
Dividends paid to non-controlling interests						(59)	(59)
Dividends paid [$1.94 per share]	0.1	5		(549)			(544)
Balance, December 31, 2025	280.3	$3,352	$142	$9,765	$(766)	$346	$12,839

[i]    AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Magna International Inc. [collectively “Magna” or the “Company”] is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product and system capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics, and roof systems.

The consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in the United States of America ["GAAP"].

Principles of consolidation

The consolidated financial statements include the accounts of Magna and its subsidiaries in which Magna has a controlling financial interest and is the primary beneficiary. The Company presents non-controlling interests as a separate component within Shareholders' equity in the Consolidated Balance Sheets. All intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Foreign currency translation

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.

Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net investment in these operations are included in comprehensive income and are deferred in accumulated other comprehensive loss. Foreign exchange gains or losses on debt that was designated as a hedge of the Company's net investment in these foreign operations are also recorded in accumulated other comprehensive loss.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are reflected in net income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company's future committed foreign currency based outflows and inflows. Most of the Company's foreign exchange contracts are subject to master netting arrangements that provide for the net settlement of contracts, by counterparty, in the event of default or termination. All derivative instruments, including foreign exchange contracts, are recorded on the consolidated balance sheet at fair value. The fair values of derivatives are recorded on a gross basis in prepaid expenses and other, other assets, other accrued liabilities or other long-term liabilities. To the extent that derivative instruments are designated and qualify as cash flow hedges, the changes in their fair values are recorded in other comprehensive income. Changes in the fair value of derivative instruments that do not qualify for hedge accounting are recognized immediately in net income based on the nature of the underlying transaction. Amounts accumulated in other comprehensive loss or income are reclassified to net income in the period in which the hedged item affects net income.

If the Company's foreign exchange forward contracts cease to be effective as hedges, for example if projected foreign cash inflows or outflows declined significantly, gains or losses would be recognized in net income at the time this condition was identified.

2.	SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with maturities of less than three months at acquisition.

2025 Annual Financial Statements 1

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Inventories

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost determined substantially on a first-in, first-out basis, or net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Investments

The Company accounts for investments in companies over which it has the ability to exercise significant influence, but does not hold a controlling financial interest, under the equity method ["Equity method investments"]. The Company monitors its Equity method investments for indicators of other-than-temporary declines in value on an ongoing basis. If the Company determines that an other-than-temporary decline in value has occurred, it recognizes an impairment loss, which is measured as the difference between the book value and the fair value of the investment. Fair value is generally determined using an income approach based on discounted cash flows. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement" and primarily consist of expected investee revenue and costs, estimated production volumes and discount rates.

The Company also has investments in private and publicly traded companies over which it does not have the ability to exercise significant influence. The Company has elected to use the measurement alternative, defined as cost, less impairments, adjusted by observable price changes to measure the private equity investments. The Company values its investments in publicly traded equity securities using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded.

Private equity investments are subject to impairment reviews which considers both qualitative and quantitative factors that may have a significant impact on the investee's fair value. Upon determining that an impairment may exist, the security's fair value is calculated using the best information available, which may include cash flow projections or other available market data, and is compared to its carrying value. An impairment is recognized immediately if the carrying value exceeds the fair value.

Long-lived assets

Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2½% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 33% for special purpose equipment.

Finite-lived intangible assets, which have arisen principally through acquisitions, include customer relationship intangibles, and patents and technology. Amortization of these finite-lived intangible assets is included within Amortization of acquired intangible assets. Amortization of other finite-lived intangible assets, including computer software and other licenses, is included within Depreciation. Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives which range from 4 to 15 years.

The Company assesses fixed and finite-lived intangible assets for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of fixed and finite-lived intangible assets is generally determined using estimated discounted future cash flows.

2025 Annual Financial Statements 2

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Business combinations

The Company accounts for transactions in which it obtains control of a business in accordance with the acquisition method. The purchase price of an acquired business is allocated to its identifiable assets and liabilities based on estimated fair values at the date of the acquisition, and any excess is recorded as goodwill. During the measurement period, which may be up to one year following the acquisition date, the Company may record adjustments to assets acquired and liabilities assumed. Acquisition related costs incurred as a result of the business combination are expensed as incurred.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed less any subsequent write-downs for impairment. Goodwill is reviewed for impairment in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. The Company elects to directly assess goodwill impairment based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using its estimated discounted future cash flows.

Pre-Production Engineering and Tooling Costs Related to Long-Term Supply Agreements

The Company incurs pre-production engineering and tooling costs related to the products produced for its customers under long-term supply agreements. Customer reimbursements for pre-production engineering and tooling activities that are part of a long-term supply arrangement are accounted for as a reduction of cost. Pre-production costs related to long-term supply arrangements with a contractual guarantee for reimbursement and capitalized tooling are included in Other assets.

The Company expenses all pre-production engineering costs for which reimbursement is not contractually guaranteed by the customer. All tooling costs related to customer-owned tools for which reimbursement is not contractually guaranteed by the customer or for which the Company does not have a non-cancelable right to use the tooling are also expensed.

Warranty

The Company has assurance warranties and records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. However, for certain products, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company's warranty experience. Product liability and recall provisions are established based on the Company's best estimate of the amounts necessary to settle existing claims which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer's administrative costs relating to the recall. Judgement is also required as to the ultimate negotiated sharing of the cost between the Company, the customer and, in some cases, a supplier to the Company.

When a decision to recall a product has been made or is probable, where applicable, the Company's portion of the estimated cost of the recall is recorded as a charge to net income in that period. The Company monitors warranty activity on an ongoing basis and adjusts reserve balances when it is probable that future warranty costs will be different than those previously estimated.

Income taxes

The Company uses the liability method of tax allocation to account for income taxes. Under the liability method of tax allocation, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company assesses whether valuation allowances should be established or maintained against its deferred tax assets based on consideration of all available evidence using a "more-likely-than-not" standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets.

2025 Annual Financial Statements 3

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

No deferred tax liability is recorded for taxes on undistributed earnings and translation adjustments of foreign subsidiaries if these items are considered to be reinvested for the foreseeable future, until it becomes apparent that such earnings will be distributed in the foreseeable future and the Company will incur further tax on remittance.

Recognition of uncertain tax positions is dependent on whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Leases

The Company determines if an arrangement is a lease or contains a lease at inception. Leases with an initial term of 12 months or less are considered short-term and are not recorded on the balance sheet. The Company recognizes operating lease expense for these leases on a straight-line basis over the lease term.

Operating lease right-of-use ["ROU"] assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the rate implicit in the lease is not readily determinable for the Company's operating leases, an incremental borrowing rate is generally used to determine the present value of future lease payments. The incremental borrowing rate for each lease is based on the Company's estimated borrowing rate over a similar term to that of the lease payments, adjusted for various factors including collateralization, location and currency.

The Company's leases for manufacturing facilities are often subject to variable lease-related payments, such as escalation clauses based on consumer price index rates or other similar indices. Variable payments that are based on an index or a rate are included in the recognition of the Company's ROU assets and lease liabilities using the index or rate at lease commencement. Subsequent changes to these lease payments due to rate or index updates are recorded as lease expense in the period incurred.

The Company's lease agreements generally exclude non-lease components, and do not contain any material residual value guarantees or material restrictive covenants.

Employee future benefit plans

The cost of providing benefits through defined benefit pensions, lump sum termination and long-term service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses that are greater than 10% of the greater of: [i] the accrued benefit obligation at the beginning of the year; and [ii] the fair value [or market related value] of plan assets at the beginning of the year, are recognized in income over the expected average remaining service life of employees. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income when contributions become payable.

The funded status of the plans is measured as the difference between the fair value of the plan assets and the projected benefit obligation ["PBO"]. The aggregate of all overfunded plans is recorded in other assets, and the aggregate of all underfunded plans is recorded in long-term employee benefit liabilities. The portion of the amount by which the actuarial present value of benefits included in the PBO exceeds the fair value of plan assets, payable in the next twelve months, is reflected in other accrued liabilities.

2025 Annual Financial Statements 4

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Revenue recognition

The Company enters into contracts with its customers to provide production parts or assembled vehicles. Contracts do not commit the customer to a specified quantity of products; however, the Company is generally required to fulfill its customers' purchasing requirements for the production life of the vehicle. Contracts do not typically become a performance obligation until the Company receives a purchase order and a customer release for a specific number of parts or assembled vehicles at a specified price. While long-term supply agreements generally range from five to seven years, with some shorter or longer term agreements, contracts may be terminated by customers at any time. Historically, terminations have been infrequent. Contracts may also provide for annual price reductions over the production life of the vehicle, and prices are adjusted on an ongoing basis to reflect changes in product content/cost and other commercial factors.

Revenue is recognized at the point in time when control of the parts produced or assembled vehicles are transferred to the customer according to the terms of the contract. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for those products based on purchase orders and ongoing price adjustments, some of which is accounted for as variable consideration. The Company uses the expected value method, taking into account historical data and the status of current negotiations, to estimate the amount to which it expects to be entitled. Significant changes to the Company's estimates of variable consideration are not expected.

The Company's complete vehicle assembly contracts with customers are complex and often include promises to transfer multiple products and services, some of which may be implicitly contracted. For these arrangements, each good or service is evaluated to determine whether it represents a distinct performance obligation, and whether it should be characterized as revenue or reimbursement of costs incurred. The total transaction price is then allocated to the distinct performance obligations based on the expected cost plus a margin approach and amounts related to revenue are recognized as discussed above.

The terms of the Company’s complete vehicle assembly contracts with customers differ with respect to the ownership of components related to the assembly process. Under contracts where the Company acts as principal, these contracts are accounted for on a full-cost basis under which purchased components in assembled vehicles are included in our inventory, accounts payable and cost of sales. These costs are reflected in the revenue recognized from the sale of the final assembled vehicle to the customer and are included in accounts receivable. Where a contract provides that the primary components are held on consignment by the Company, the revenue recognized principally reflects a value-added assembly fee.

The Company also performs engineering and tooling activities for its customers that are not part of a long-term production arrangement. Engineering and tooling revenue is recognized at a point in time or over time depending, among other considerations, on whether the Company has an enforceable right to payment plus a reasonable profit, for performance completed to date. Over-time recognition utilizes costs incurred to date relative to total estimated costs at completion, to measure progress toward satisfying performance obligations. Revenue is recognized as control is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. For the year ended December 31, 2025, total engineering and tooling sales were $710 million [2024 - $1.1 billion].

The Company's customers pay for products received in accordance with payment terms that are customary in the industry, primarily 30 to 90 days. The Company's contracts with its customers do not have significant financing components.

Taxes assessed by a governmental authority that are both imposed on, and concurrent with, a specific revenue-producing transaction that are collected by the Company from a customer are excluded from revenue.

Contract Assets and Liabilities

The Company's contract assets relate to the right to consideration for work completed but not yet billed and are included in Accounts Receivable. Amounts may not exceed their net realizable value. As at December 31, 2025, the Company's unbilled accounts receivable balance was $977 million [2024 - $913 million]. Contract assets do not include the costs of obtaining or fulfilling a contract with a customer, as these amounts are generally expensed as incurred.

Customer advances are recorded as deferred revenue [a contract liability]. As at December 31, 2025 the contract liability balance was $454 million [2024 - $301 million]. As performance obligations were satisfied during 2025, the Company recognized $195 million [2024 - $228 million] of previously recorded contract liabilities into revenue.

2025 Annual Financial Statements 5

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Government assistance

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions that the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants relating to current operating expenditures may be deferred and recognized in the consolidated statement of income over the period necessary to match them with the costs that they are intended to compensate and are presented as a reduction of the related expense. The Company also receives tax credits and tax super deductions, the benefits of which are recorded as a reduction of income tax expense. In addition, the Company receives loans which are recorded as liabilities in amounts equal to the cash received. When a government loan is issued to the Company at a below-market rate of interest, the loan is initially recorded at its net present value and accreted to its face value over the period of the loan. The benefit of the below-market rate of interest is accounted for similar to a government grant and is measured as the difference between the initial carrying value of the loan and the cash proceeds received.

Research and development

Costs incurred in connection with research and development activities, to the extent not recoverable from the Company's customers, are expensed as incurred. For the years ended December 31, 2025 and 2024, research and development costs charged to expense, net of reimbursements, were $792 million and $874 million, respectively.

Restructuring

Restructuring costs generally include employee termination benefits, as well as other costs resulting from restructuring actions. These actions may result in employees receiving voluntary or involuntary termination benefits, which are mainly pursuant to union or other contractual agreements or statutory requirements. Voluntary termination benefits are accrued when an employee accepts the related offer. Involuntary termination benefits are accrued upon the commitment to a termination plan and when liabilities are determined to be probable and estimable. Additional elements of severance and termination benefits associated with nonrecurring benefits may be recognized rateably over each employee's required future service period. All other restructuring costs are expensed as incurred.

Earnings per Common Share

Basic earnings per Common Share are calculated on net income attributable to Magna International Inc. using the weighted average number of Common Shares outstanding during the year.

Diluted earnings per Common Share are calculated on the weighted average number of Common Shares outstanding, including an adjustment for stock-based compensation awards outstanding using the treasury stock method.

2025 Annual Financial Statements 6

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

3.	ACCOUNTING STANDARDS

ACCOUNTING CHANGES

Income Tax Disclosures

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which requires companies to disclose, among other items, specific categories in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. The Company adopted the amendments of this ASU prospectively for the year ended December 31, 2025. Refer to Note 13, Income Taxes for further information.

FUTURE ACCOUNTING STANDARDS

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, which requires detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, and amortization) in commonly presented expense captions (such as cost of sales and SG&A). The ASU is effective for fiscal years beginning after December 15, 2026 and for interim periods beginning after December 15, 2027. The ASU may be applied on either a prospective or retrospective basis. The Company is evaluating the impact of this amendment on the related financial statement disclosures.

Hedge Accounting

In November 2025, the FASB issued ASU No. 2025-09, “Derivatives and Hedging (Topic 815): Hedge Accounting Improvements”, which amends the guidance on hedging a group of forecasted transactions which share a similar risk exposure, expands hedge accounting for forecasted purchases and sales of nonfinancial assets, and eliminates recognition and presentation mismatches in dual hedge arrangements involving foreign-currency-denominated debt. The ASU is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. The ASU shall be applied on a prospective basis. The Company is evaluating the impact of this amendment on the financial statements.

Accounting for Internal-Use Software

In September 2025, the FASB issued ASU No. 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software”, which amends the timing for the capitalization of eligible internal-use software costs. Under the new guidance, software costs are required to be capitalized when management has authorized and committed to funding the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. The ASU is effective for fiscal years beginning after December 15, 2027 and interim periods within those fiscal years. The ASU may be applied on a prospective, retrospective, or modified basis. The Company is evaluating the impact of this amendment on the financial statements.

Accounting for Government Grants

In December 2025, the FASB issued ASU No. 2025-10, “Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities”, which establishes authoritative guidance on the accounting for government grants, including a grant related to an asset and a grant related to income. The ASU is effective for fiscal years beginning after December 15, 2028 and interim periods within those fiscal years. The ASU may be applied on a modified prospective, modified retrospective, or retrospective basis. The Company is evaluating the impact of this amendment on the financial statements.

2025 Annual Financial Statements 7

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

4.	OTHER EXPENSE, NET

Other expense, net consists of significant items such as: impairment charges; restructuring costs generally related to significant plant closures or consolidations; net losses (gains) on investments; gains or losses on disposal of facilities or businesses; and other items not reflective of ongoing operating profit or loss. For the years ended December 31, 2025 and 2024, Other expense, net consists of:

	2025	2024
Impairment of assets [a]	$615	$79
Restructuring activities [b]	118	187
Investments [c]	3	9
Impacts related to Fisker Inc. [“Fisker”] [d]	—	198
Gain on business combination [e]	—	(9)
Other expense, net	$736	$464

[a]	Impairment of assets

During 2025, the Company concluded that indicators of impairment were present for finite-lived intangible assets and goodwill in the Electronics reporting unit within our Power & Vision segment. The conclusion was based on lower than expected sales and reduced volume projections, reflecting slower growth relative to expectations. Contributing factors include OEM delays in sourcing cycles as they reassess vehicle architecture, as well as a change in market dynamics in China. Accordingly, the Company undertook impairment analyses to determine the fair value of the finite-lived intangible assets and goodwill utilizing estimated discounted cash flows to derive fair values. Based on the analyses, the carrying value of the reporting unit’s finite-lived intangible assets exceeded fair value by $212 million, and the carrying value of net assets exceeded the fair value of the reporting unit by $379 million.  As a result, the Company recorded a $591 million [$554 million after tax] non-cash impairment charge. The finite-lived intangible asset impairment charges included $158 million related to patents and technology, and $54 million related to customer relationship intangibles. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement", and primarily consist of expected revenues and costs, estimated production volumes, future growth rates and the appropriate discount rates (based on weighted average cost of capital).

During 2025, the Company also recorded an impairment charge of $24 million [$24 million after tax] on fixed assets and other assets at a European facility in its Body Exteriors & Structures segment.

During 2024, the Company recorded an impairment charge of $79 million [$79 million after tax] on fixed assets, right of use assets and intangible assets at two European facilities in its Power & Vision segment.

[b]	Restructuring activities

The Company recorded restructuring charges related to significant plant closures and consolidations primarily in Europe and to a lesser extent in North America and Asia Pacific.

	2025	2024
Complete Vehicles [i]	$58	$55
Power & Vision [ii]	51	104
Body Exteriors & Structures [iii]	9	28
Other expense, net	118	187
Tax effect	(4)	(28)
Net loss attributable to Magna	$114	$159

[i]	During 2025, the Company recorded $58 million [$58 million after tax] of charges related to rightsizing activities at two facilities in Europe.

2025 Annual Financial Statements 8

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[ii]	During 2025, the Company recorded $41 million [$37 million after tax] of charges related to significant rightsizing activities and plant consolidations at facilities primarily in Europe, as well as $10 million [$10 million after tax] of equity losses related to the Company’s share of restructuring activities at an equity method investee.

[iii]	During 2025, the Company recorded $9 million [$9 million after tax] of charges related to rightsizing activities at two facilities in Europe.

[c]	Investments

	2025	2024
Revaluation loss (gain) on public company warrants	$8	$(17)
Non-cash impairment charge [i]	2	13
Net revaluation (gain) loss on public and private equity investments	(4)	13
Sales of public equity investments	(3)	—
Other expense, net	3	9
Tax effect	1	3
Net loss attributable to Magna	$4	$12

[i]	The non-cash impairment charge relates to the impairment of a private equity investment.

[d]	Impacts related to Fisker

During 2024, Fisker filed for Chapter 11 bankruptcy protection in the United States and for similar protection in Austria. As a result, the Company recorded impairment charges on its Fisker related net assets and supplier related settlements, including its Fisker warrants, which were received in connection with the agreements with Fisker for platform sharing, engineering and manufacturing of the Fisker Ocean SUV. The Company also recorded additional restructuring charges during 2024 related to its Fisker related assembly operations. In the course of such bankruptcy proceedings, the Company terminated its manufacturing agreement for the Fisker Ocean SUV and recognized the remaining $196 million of deferred revenue into income.

	2025	2024
Impairment and supplier related settlements	$—	$330
Impairment of Fisker warrants	—	33
Additional restructuring related to Complete Vehicles	—	31
Recognition of deferred revenue	—	(196)
Other expense, net	—	198
Tax effect	—	(37)
Net loss attributable to Magna	$—	$161

[e]	Gain on business combination

During 2024, the Company acquired a business in the Body Exteriors & Structures segment for $5 million, which resulted in a bargain purchase gain of $9 million [$9 million after tax].

2025 Annual Financial Statements 9

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

5.	EARNINGS PER SHARE

Earnings per share are computed as follows:

	2025	2024
Basic earnings per Common Share:
Net income attributable to Magna International Inc.	$829	$1,009
Weighted average number of Common Shares outstanding during the year	281.7	286.8
Basic earnings per Common Share	$2.94	$3.52
Diluted earnings per Common Share [a]:
Net income attributable to Magna International Inc.	$829	$1,009
Weighted average number of Common Shares outstanding during the year	281.7	286.8
Stock options and share awards	0.8	0.1
	282.5	286.9
Diluted earnings per Common Share	$2.93	$3.52

[a]	Diluted earnings per Common Share exclude 5.2 million [2024 – 5.2 million] Common Shares issuable under the Company's stock-based compensation plans because their effect would have been anti-dilutive. The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

2025 Annual Financial Statements 10

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

6.     DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]	Cash and cash equivalents consist of:

	2025	2024
Cash	$960	$750
Bank term deposits and bankers' acceptances	652	497
	$1,612	$1,247

[b]	Items not involving current cash flows:

	2025	2024
Depreciation	$1,547	$1,510
Amortization of acquired intangible assets	111	112
Amortization of other assets and intangible assets included in cost of goods sold	267	306
Deferred revenue amortization	(243)	(294)
Other non-cash charges	75	10
Deferred tax recovery	(41)	(110)
Dividends received in excess of equity income	22	78
Non-cash portion of Other expense, net [note 4]	630	245
	$2,368	$1,857

[c]	Changes in operating assets and liabilities:

	2025	2024
Accounts receivable	$835	$454
Inventories	248	153
Prepaid expenses and other	—	(35)
Accounts payable	(697)	(357)
Accrued salaries and wages	(49)	1
Other accrued liabilities	186	369
Income taxes (receivable) payable	(176)	96
	$347	$681

2025 Annual Financial Statements 11

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

7.     BUSINESS COMBINATION

On May 31, 2024, the Company acquired 100% of the common shares and voting interests of HE System Electronic [“HES”] for $50 million [net of $7 million cash acquired]. The final allocation of the consideration to the assets acquired and liabilities assumed was completed during the second quarter of 2025.

8.     ACQUISITION OF NON-CONTROLLING INTEREST

On August 29, 2025, the Company acquired the non-controlling 35% interest in a consolidated subsidiary, increasing the Company’s interest to 100%. The total purchase price was $143 million, of which $122 million was paid in 2025. The remaining $21 million is expected to be paid during the first quarter of 2026. The acquisition was accounted for as an equity transaction, and resulted in a reduction to the Company’s non-controlling interest of $99 million and contributed surplus of $44 million.

9.     INVENTORIES

Inventories consist of:

	2025	2024
Raw materials and supplies	$1,647	$1,672
Work-in-process	484	446
Finished goods	661	664
Tooling and engineering	1,334	1,369
	$4,126	$4,151

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

10.     INVESTMENTS

	2025	2024
Equity method investments [a]	$846	$794
Public and private equity investments [b]	225	206
Debt investments	32	31
Warrants	—	14
	$1,103	$1,045

[a]	The ownership percentages and carrying values of the Company's principal equity method investments at December 31 were as follows [in millions, except percentages]:

		2025	2024
LG Magna e-Powertrain Co., Ltd. [i]	49.0%	$269	$298
Litens Automotive Partnership [ii]	76.7%	$299	$262
Hubei HAPM Magna Seating Systems Co., Ltd.	49.9%	$159	$140
BAIC BluePark Magna Automobile Co., Ltd.	49.0%	$109	$99

[i]	LG Magna e-Powertrain [“LGM”] is a variable interest entity [‘‘VIE’’] and depends on the Company and LG Electronics for any additional cash needs. The Company cannot make key operating decisions considered the most significant to the VIE, and is therefore not the primary beneficiary. The Company’s known maximum exposure to loss approximated the carrying value of its investment balance as at December 31, 2025.

[ii]	The Company accounts for its investments under the equity method of accounting as a result of significant participating rights held by our partner that prevent control.

2025 Annual Financial Statements 12

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]	Cumulative unrealized gains and losses on equity securities held as at December 31, 2025 were $19 million and $18 million [$29 million and $18 million as at December 31, 2024], respectively.

A summary of the total financial results, as reported by the Company's equity method investees, in the aggregate, at December 31 was as follows:

Summarized Balance Sheets

	2025	2024
Current assets	$2,406	$2,543
Non-current assets	$1,486	$1,561
Current liabilities	$1,692	$1,870
Long-term liabilities	$669	$682

Summarized Income Statements

	2025	2024
Sales	$5,489	$5,300
Cost of goods sold & expenses	5,287	5,184
Net income	$202	$116

Sales to equity method investees were approximately $143 million and $155 million for the years ended December 31, 2025 and 2024, respectively.

11.     FIXED ASSETS

Fixed assets consist of:

	2025	2024
Cost
Land	$186	$177
Buildings	3,438	3,119
Machinery and equipment	21,087	19,356
	24,711	22,652
Accumulated depreciation
Buildings	(1,693)	(1,470)
Machinery and equipment	(13,511)	(11,598)
	$9,507	$9,584

Included in the cost of fixed assets are construction in progress expenditures of $1.8 billion [2024 - $2.8 billion] that have not been depreciated.

2025 Annual Financial Statements 13

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

12.   GOODWILL

The following is a continuity of goodwill by segment:

	Body Exteriors & Structures	Power & Vision	Seating Systems	Complete Vehicles	Corporate	Total
Balance, December 31, 2023	452	1,928	258	109	20	2,767
Acquisitions	—	34	—	—	—	34
Foreign exchange and other	(17)	(94)	(8)	(7)	(1)	(127)
Balance, December 31, 2024	435	1,868	250	102	19	2,674
Impairments	—	(379)	—	—	—	(379)
Acquisitions	—	10	—	—	3	13
Foreign exchange and other	26	155	10	14	(1)	204
Balance, December 31, 2025	$461	$1,654	$260	$116	$21	$2,512

The Company assessed goodwill impairment based on a comparison of each reporting unit’s fair value to the underlying carrying amount of net assets, including goodwill. Fair value of a reporting unit is determined using estimated discounted future cash flows, which involves significant estimates including forecasted production volumes and sales, discount rates, and terminal growth rates.

The Company reviewed goodwill for impairment as at December 31, 2025 and recorded an impairment charge within Other expense, net of $379 million related to a reporting unit within the Power & Vision segment. Refer to Note 4, Other expense, net for additional information.

The Company believes the assumptions used to estimate fair value are reasonable and appropriate, however the future financial performance of a reporting unit is dependent on the Company’s ability to realize its business plan, which is affected by future market and economic conditions. In addition, future changes in management’s assumptions and/or estimates could lead to different fair value estimates and potentially result in additional impairment charges.

2025 Annual Financial Statements 14

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

13.     INCOME TAXES

[a]	Upon adoption of ASU No. 2023-09 described in Note 3, for the year ended December 31, 2025, the provision for income taxes differs from the expense that would be obtained by applying the Canadian federal statutory income tax rate as a result of the following:

	2025
Canadian federal income tax rate	$196	15.0%
Canada federal
Effect of cross-border tax laws	(14)	(1.1)
Other	(2)	(0.1)
Ontario tax, net of federal effect	1	0.1
Foreign tax effects
Mexico
Statutory tax rate differential	88	6.7
Tax on distribution of earnings	25	1.9
Foreign exchange re-measurement	(13)	(1.0)
Deductible inflationary adjustments	(26)	(2.0)
Other	26	1.9
China
Statutory tax rate differential	57	4.4
Tax on distribution of earnings	40	3.1
Tax incentive regimes	(18)	(1.3)
Research and development tax credits	(25)	(1.9)
Other	6	0.4
Sweden
Non-deductible impairment	40	3.1
Statutory tax rate differential	(20)	(1.5)
Other	7	0.5
United States
Non-deductible impairment	39	3.0
Research and development tax credits	(14)	(1.1)
Other	(2)	(0.1)
Austria
Effect of cross-border tax laws	(14)	(1.1)
Other	7	0.5
Other foreign jurisdictions	64	4.9
Changes in unrecognized tax benefits	(23)	(1.8)
Effective income tax rate	$425	32.5%

2025 Annual Financial Statements 15

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Prior to the adoption of ASU No. 2023-09, for the year ended December 31, 2024, the provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

2024
Canadian statutory income tax rate	26.5%
Tax on distribution of foreign earnings	4.1
Valuation allowance on deferred tax assets	3.1
Net effect of losses not benefited	2.8
Foreign exchange re-measurement	1.7
Changes in unrecognized tax benefits	(0.4)
Non-taxable capital gains	(1.1)
Earnings of equity accounted investees	(1.3)
Deductible inflationary adjustments	(1.8)
Foreign rate differentials	(2.3)
Research and development tax credits	(4.5)
Other	2.1
Effective income tax rate	28.9%

[b]   The details of income (loss) before income taxes by jurisdiction are as follows:

	2025	2024[i]
Canadian	$96	$221
Foreign	1,212	1,321
	$1,308	$1,542

[i] Certain amounts in the prior period have been reclassified to conform with current period presentation.

[c]   The details of the income tax provision are as follows:

	2025	2024[i]
Current
Canadian federal	$12	$14
Canadian provincial (Ontario)	10	12
Foreign	444	530
	466	556
Deferred
Canadian federal	(15)	(5)
Canadian provincial (Ontario)	(10)	(4)
Foreign	(16)	(101)
	(41)	(110)
	$425	$446

[i] Certain amounts in the prior period have been reclassified to conform with current period presentation.

2025 Annual Financial Statements 16

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[d]   Deferred income taxes have been provided on temporary differences, which consist of the following:

	2025	2024
Net decrease (increase) in non-deductible liabilities	$61	$(96)
Tax on undistributed foreign earnings	39	19
Change in valuation allowance on deferred tax assets	9	47
Unrealized remeasurement of investments	(1)	63
Net tax losses benefit	(5)	(67)
Tax depreciation (less than) in excess of book depreciation	(66)	29
Book amortization in excess of tax amortization	(100)	(112)
Other	22	7
	$(41)	$(110)

[e]	Deferred tax assets and liabilities consist of the following temporary differences:

	2025	2024
Assets
Tax benefit of loss carryforwards	$1,363	$1,187
Liabilities currently not deductible for tax	455	451
Operating lease liabilities	455	449
Other assets tax value in excess of book value	319	263
Unrealized losses on foreign exchange hedges and retirement liabilities	31	100
Tax credit carryforwards	98	89
Unrealized losses on remeasurement of investments	14	12
Other	13	9
	2,748	2,560
Valuation allowance against tax benefit of loss carryforwards	(1,031)	(841)
Other valuation allowance	(204)	(241)
	$1,513	$1,478
Liabilities
Operating lease right-of-use assets	443	446
Tax depreciation in excess of book depreciation	232	294
Tax on undistributed foreign earnings	229	188
Unrealized gain on foreign exchange hedges and retirement liabilities	47	8
	951	936
Net deferred tax assets	$562	$542

The net deferred tax assets are presented on the consolidated balance sheet in the following categories:

	2025	2024
Long-term deferred tax assets	$864	$819
Long-term deferred tax liabilities	(302)	(277)
	$562	$542

2025 Annual Financial Statements 17

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[f]	Deferred income taxes have not been provided on undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings should not give rise to additional tax liabilities upon repatriation or are indefinitely reinvested. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.

[g]	Income taxes paid in cash [net of refunds] for the year ended December 31, 2025 were $610 million [2024 - $499 million].

	2025	2024
Canadian federal	$4	$5
Canadian provincial (Ontario)	3	3
Foreign
Mexico	267	187
China	146	152
United States	47	63
Germany	8	27
Austria	4	(26)
Other	131	88
	$610	$499

[h]	As at December 31, 2025, the Company had domestic and foreign operating loss carryforwards of $5.4 billion and tax credit carryforwards of $98 million. Approximately $3.0 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carryforwards expire between 2026 and 2045.

[i]	As at December 31, 2025 and 2024, the Company's gross unrecognized tax benefits were $191 million and $204 million, respectively [excluding interest and penalties], of which $113 million and $135 million, respectively, if recognized, would affect the Company's effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect the Company's effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets. A summary of the changes in gross unrecognized tax benefits is as follows:

	2025	2024
Balance, beginning of year	$204	$220
Increase based on tax positions related to current year	9	11
Increase based on tax positions of prior years	27	2
Settlements	(13)	(6)
Foreign currency translation	15	(15)
Statute expirations	(51)	(8)
	$191	$204

As at December 31, 2025, the Company has a cumulative balance for interest and penalties on unrecognized tax benefits of $27 million [2024 – $30 million], which reflects a decrease of $3 million [2024 – decrease of $5 million] in expenses related to changes in its reserves for interest and penalties.

The Company operates in multiple jurisdictions, and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities.

The Company considers its significant tax jurisdictions to include Canada, the United States, Austria, Germany, Mexico and China. With few exceptions, the Company remains subject to income tax examination in Germany for years after 2011, Canada, China and Mexico for years after 2019, and Austria and U.S. federal jurisdiction for years after 2021.

2025 Annual Financial Statements 18

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

14.   INTANGIBLE ASSETS

Intangible assets consist of:
	Remaining
	weighted average
	useful life in years	2025	2024
Cost
Customer relationship intangibles	4	$512	$473
Patents and technology	5	654	572
Computer software and other licenses	3	650	593
		1,816	1,638
Accumulated depreciation
Customer relationship intangibles		(371)	(249)
Patents and technology		(470)	(215)
Computer software and other licenses		(485)	(436)
		$490	$738

The Company recorded $166 million and $167 million of amortization expense related to finite-lived intangible assets for the years ended December 31, 2025 and 2024, respectively.

During 2025, the Company reviewed its finite-lived intangible assets for impairment and recorded an impairment charge within Other expense, net of $212 million, of which $158 million related to patents and technology, and $54 million related to customer relationship intangibles. Refer to Note 4, Other expense, net for additional information.

The Company currently estimates annual amortization expense to be $159 million for 2026, $126 million for 2027, $59 million for 2028, $46 million for 2029 and $30 million for 2030.

15.   OTHER ASSETS

Other assets consist of:

	2025	2024
Preproduction costs related to long-term supply agreements	$759	$697
Long-term receivables [i]	286	310
Pension overfunded status [note 19[a]]	75	57
Unrealized gain on cash flow hedges [note 23]	83	11
Other, net [i]	72	45
	$1,275	$1,120

[i] Certain amounts in the prior period have been reclassified to conform with current period presentation.

2025 Annual Financial Statements 19

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

16.	WARRANTY

The following is a continuity of the Company's warranty accruals:

	2025	2024
Balance, beginning of year	$309	$270
Expense, net	159	149
Settlements	(150)	(100)
Foreign exchange and other	65	(10)
	$383	$309

17.	DEBT

Short-term borrowings

[a]	Commercial Paper Program

The Company has a U.S. commercial paper program [the "U.S. Program"] and a euro-commercial paper program [the "euro-Program"]. Under the U.S. Program, the Company may issue U.S. commercial paper notes [“the U.S. notes”] up to a maximum aggregate amount of U.S. $2 billion. Under the euro-Program, the Company may issue euro-commercial paper notes [the "euro notes"] up to a maximum aggregate amount of €1 billion or its equivalent in alternative currencies. The U.S. and euro notes are backstopped by the Company's global credit facility. As at December 31, 2025, no U.S. notes were outstanding [2024 - $271 million with a weighted average interest rate of 4.74%] and no notes were outstanding under the euro-commercial paper program [2024 - no notes were outstanding]. Maturities on amounts outstanding are less than three months.

[b]	Credit Facilities

On March 21, 2025, the Company extended the maturity date of its $800 million 364-day syndicated revolving credit facility from June 24, 2025, to June 24, 2026. The facility can be drawn in U.S. dollars or Canadian dollars. The Company had not borrowed any funds under this credit facility as at December 31, 2025 or 2024.

2025 Annual Financial Statements 20

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Long-term borrowings

[a]	The Company's long-term debt, net of unamortized issuance costs, is substantially uncollateralized and consists of the following:

	2025	2024
Senior Notes [i]
€600 million due September 2027 at 1.500%	$703	$620
$400 million due March 2029 at 5.050%	398	397
Cdn$450 million due May 2029 at 4.800%	327	311
$750 million due June 2030 at 2.450%	747	746
Cdn$350 million due January 2031 at 4.950%	254	242
€575 million due May 2031 at 3.625%	668	—
€550 million due March 2032 at 4.375%	642	566
$500 million due March 2033 at 5.500%	496	496
$400 million due June 2035 at 5.875%	396	—
$650 million due October 2025 at 4.150%	—	649
$300 million due March 2026 at 5.980%	—	299
Bank term debt at a weighted average interest rate of 2.88% [2024 – 5.06%], denominated primarily in USD and Chinese Renminbi	75	506
Government loans at a weighted average interest rate of 0.00% [2024 – 0.00%], denominated primarily in Canadian dollar	6	6
Other	—	4
	4,712	4,842
Less due within one year	27	708
	$4,685	$4,134

[i]	The Senior Notes are unsecured obligations and do not include any financial covenants. The Company may redeem the notes in whole or in part at any time, and from time to time, at specified redemption prices determined in accordance with the terms of the indenture governing the Senior Notes.

[b]	Future principal repayments on long-term debt are estimated to be as follows:

2026	$27
2027	737
2028	5
2029	733
2030	755
Thereafter	2,481
$4,738

[c]	The Company issued the following Senior Notes during 2025:

	Settlement Date	Net Cash Proceeds [i]	Maturity Date
€575 million Senior Notes at 3.625%	May 21, 2025	€569 million	May 21, 2031
$400 million Senior Notes at 5.875%	May 22, 2025	$397 million	June 1, 2035

[i] Net cash proceeds represent the public offering price less the underwriting discount, before expenses.

2025 Annual Financial Statements 21

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The Senior Notes were issued for general corporate purposes, including the repayment on May 23, 2025 of the $300 million Senior Notes, which were due March 2026, and the repayment on September 24, 2025 of the $650 million Senior Notes, which were due October 2025.

[d]	On March 21, 2025, the Company extended the maturity date of its $2.7 billion syndicated revolving credit facility from June 25, 2029 to June 25, 2030. No amounts are outstanding under this credit facility.

[e]	The Company had a syndicated, unsecured, delayed draw term loan facility [the "Term Loan"] consisting of a 3-year tranche of $100 million and a 5-year tranche of $300 million. On March 21, 2025, the Company amended the Term Loan facility to include an additional 3-year delayed draw tranche of $650 million with a draw expiration date of July 12, 2025. On July 8, 2025, the Company reduced the tranche amount from $650 million to $350 million and extended the draw expiration date to January 12, 2026.

On May 30, 2025, the Company repaid $100 million of the 3-year tranche Term Loan. On October 31, 2025, the Company repaid $300 million of the 5-year tranche Term Loan. As at December 31, 2025, no amounts were outstanding under any tranche of the Term Loan facility. On January 12, 2026, the remaining 3-year delayed draw tranche term loan facility expired with no amount drawn.

[f]	Interest expense, net includes:

	2025	2024
Interest expense
Current	$83	$127
Long-term	192	182
	275	309
Interest income	(66)	(98)
Interest expense, net	$209	$211

[g]	Interest paid in cash was $270 million for the year ended December 31, 2025 [2024 - $309 million].

18.	LEASES

[a]	The Company has entered into leases primarily for real estate, manufacturing equipment, and vehicles with terms that typically range from 1 to 15 years, excluding land use rights which generally extend over 90 years. These leases often include options to extend the term of the lease, most often for a period of 5 years. When it is reasonably certain that the option will be exercised, the impact of the option is included in the lease term for purposes of determining total future lease payments.

Costs associated with the Company's operating lease expense were as follows:

	2025	2024
Operating lease expense	$428	$410
Short-term lease expense	15	21
Variable lease expense	33	30
Total lease expense	$476	$461

2025 Annual Financial Statements 22

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Supplemental information related to the Company's operating leases is as follows:

	2025	2024
Operating cash flows – cash paid	$481	$438
New right-of-use assets	$207	$748
Weighted-average remaining lease term	8 years	9 years
Weighted-average discount rate	6.3%	6.3%

[b]	Operating lease liabilities consist of:

Current operating liabilities	$328	$293
Non-current operating lease liabilities	1,649	1,662
Total lease liabilities	$1,977	$1,955

[c]	Future annual payments for operating leases are as follows [i]:

2025 [i]
2026	$400
2027	356
2028	314
2029	275
2030	239
Thereafter	892
2,476
Less: amount representing interest	499
Total lease liabilities	$1,977

[i]	Excludes $21 million of future payments for leases, primarily for manufacturing facilities, commencing during 2026.

[d]	The Company's finance leases were not material for any of the periods presented.

19.	LONG-TERM EMPLOYEE BENEFIT LIABILITIES

Long-term employee benefit liabilities consist of:

	2025	2024
Defined benefit pension plans and other [a]	$129	$126
Termination and long-term service arrangements [b]	398	375
Retirement medical benefits plans	17	17
Other long-term employee benefits	10	15
Long-term employee benefit obligations	$554	$533

2025 Annual Financial Statements 23

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[a]	Defined benefit pension plans

The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. All pension plans are funded to at least the minimum legal funding requirements.

The significant weighted average actuarial assumptions adopted in measuring the Company's obligations and costs are as follows:

	2025	2024
Projected benefit obligation
Discount rate	4.8%	4.6%
Rate of compensation increase	2.7%	3.2%

Net periodic benefit cost
Discount rate	4.8%	4.1%
Rate of compensation increase	2.7%	3.2%
Expected return on plan assets	5.4%	5.9%

Information about the Company's defined benefit pension plans is as follows:

	2025	2024
Projected benefit obligation
Beginning of year	$475	$511
Current service cost	5	7
Interest cost	20	22
Actuarial gains and changes in actuarial assumptions	(15)	(17)
Benefits paid	(26)	(22)
Divestiture	(1)	—
Foreign exchange	21	(26)
End of year	479	475

Plan assets at fair value [i]
Beginning of year	405	427
Return on plan assets	27	17
Employer contributions	3	5
Benefits paid	(26)	(22)
Foreign exchange	14	(22)
End of year	423	405

Ending funded status – Plan deficit	$56	$70

Amounts recorded in the consolidated balance sheet
Non-current asset [note 15]	$75	$57
Current liability	2	1
Non-current liability	129	126
Net liability	$56	$70

Unrecognized actuarial losses recorded in accumulated other comprehensive income	$(46)	$(72)
Net periodic benefit cost
Current service cost	$5	$7
Interest cost	20	22
Return on plan assets	(21)	(24)
Actuarial losses (gains)	3	(18)
Net periodic benefit cost	$7	$(13)

2025 Annual Financial Statements 24

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[i]	The asset allocation of the Company's defined benefit pension plans at December 31, 2025 and the target allocation range for 2026 are as follows:

	2026	2025
Fixed income securities	60-85%	65%
Equity securities	14-45%	28%
Cash and cash equivalents	0-10%	7%
	100%	100%

Substantially all of the plan assets' fair value has been determined using significant observable inputs [level 2] from indirect market prices on regulated financial exchanges.

The expected rate of return on plan assets was determined by considering the Company's current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

[b]	Termination and long-term service arrangements

Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to certain employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

The weighted average significant actuarial assumptions adopted in measuring the Company's projected termination and long-term service benefit obligations and net periodic benefit cost are as follows:

	2025	2024
Discount rate	5.7%	5.2%
Rate of compensation increase	3.6%	3.5%

2025 Annual Financial Statements 25

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Information about the Company's termination and long-term service arrangements is as follows:

	2025	2024
Projected benefit obligation
Beginning of year	$391	$445
Current service cost	10	16
Interest cost	21	20
Actuarial gains and changes in actuarial assumptions	(9)	(4)
Benefits paid	(45)	(46)
Foreign exchange	49	(40)
Ending funded status – Plan deficit	$417	$391

Amounts recorded in the consolidated balance sheet
Current liability	$19	$16
Non-current liability	398	375
Net liability	$417	$391

Unrecognized actuarial losses recorded in accumulated other comprehensive income	$(41)	$(51)

Net periodic benefit cost
Current service cost	$10	$16
Interest cost	21	20
Actuarial (gains) losses	(1)	3
Net periodic benefit cost	$30	$39

[c]	Future benefit payments

		Termination
	Defined	and long-term	Retirement
	benefit	service	medical
	pension plans	arrangements	benefits plans	Total
Expected employer contributions - 2026	$7	$19	$1	$27

Expected benefit payments:
2026	$28	$19	$1	$48
2027	28	17	1	46
2028	29	21	1	51
2029	29	26	1	56
2030	30	28	1	59
Thereafter	159	208	6	373
	$303	$319	$11	$633

20.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2025	2024
Long-term portion of deferred revenue	$216	$97
Long-term portion of income taxes payable	101	143
Asset retirement obligation	34	32
Long-term portion of fair value of hedges [note 23]	19	83
Other	29	41
	$399	$396

2025 Annual Financial Statements 26

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

21.	CAPITAL STOCK

[a]	At December 31, 2025, the Company's authorized, issued and outstanding capital stock are as follows:

Preference shares - issuable in series -

99,760,000 authorized preference shares, issuable in series, none of which are currently issued or outstanding.

Common Shares -

Common Shares without par value [unlimited amount authorized] have the following attributes:

[i]	Each share is entitled to one vote per share at all meetings of shareholders.
[ii]	Each share shall participate equally as to dividends.

[b]	The Company had a normal course issuer bid in place for the 12-month period ending February 2025 [“Prior 2024 Bid”], which was terminated on November 6, 2024. Subsequently, the Company entered into a normal course issuer bid for the 12-month period ending November 2025 [“2024 Bid”], which was terminated on November 6, 2025.

On November 7, 2025, the Toronto Stock Exchange ["TSX"] accepted the Company’s Notice of Intention to make a normal course issuer bid to purchase up to 25.3 million Common Shares of the Company [“2025 Bid”], representing approximately 10% of the Company’s public float. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund the Company’s stock-based compensation awards and programs. The bid commenced on November 7, 2025 and will terminate no later than November 6, 2026.

The following is a summary of the normal course issuer bids [the number of shares in the table below are expressed in whole numbers]:

	2025		2024
	Shares	Cash	Shares	Cash
	purchased	amount	purchased	amount
Prior 2024 Bid	—	$—	98,636	$5
2024 Bid	1,992,480	86	4,551,327	202
2025 Bid	987,696	51	—	—
	2,980,176	$137	4,649,963	$207

[c]	The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at February 25, 2026 were exercised or converted:

Common Shares	278,795,469
Stock options [i] and share awards	4,129,151
282,924,620

[i]	Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

2025 Annual Financial Statements 27

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

22.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss [“AOCL”]:

	2025	2024
Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of year	$(1,368)	$(836)
Net unrealized gain (loss)	561	(539)
Repurchase of shares under Normal Course Issuer Bids [note 21]	5	7
Balance, end of year	(802)	(1,368)

Accumulated net unrealized gain on cash flow hedges [b]
Balance, beginning of year	(113)	43
Net unrealized gain (loss)	207	(102)
Reclassifications to net income [a]	5	(54)
Balance, end of year	99	(113)

Accumulated net unrealized loss on other long-term employee benefit liabilities [b]
Balance, beginning of year	(103)	(105)
Revaluation	34	1
Reclassifications to net income [a]	4	1
Balance, end of year	(65)	(103)

Accumulated net unrealized gain on available-for-sale investments
Balance, beginning of year	—	—
Revaluation	2	—
Balance, end of year	2	—

Total accumulated other comprehensive loss [c]	$(766)	$(1,584)

[a]	The effects on net income of amounts reclassified from AOCL were as follows:

	2025	2024
Cash flow hedges
Sales	$(44)	$(7)
Cost of sales	37	76
Income tax	2	(15)
Net of tax	(5)	54

Other long-term employee benefit liabilities
Cost of sales	(5)	(1)
Income tax	1	—
Net of tax	(4)	(1)

Total reclassification to net income	$(9)	$53

2025 Annual Financial Statements 28

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]	The amount of income tax (loss) benefit that has been allocated to each component of other comprehensive loss is as follows:

	2025	2024
Accumulated net unrealized loss on translation of net investment in foreign operations	$5	$5

Accumulated net unrealized gain on cash flow hedges
Balance, beginning of year	44	(16)
Net unrealized (loss) gain	(81)	46
Reclassifications to net income	(2)	15
Balance, end of year	(39)	45

Accumulated net unrealized loss on other long-term liabilities
Balance, beginning of year	5	9
Net unrealized loss	(1)	(3)
Reclassifications to net income	(2)	(2)
Balance, end of year	2	4

Total income tax (loss) benefit	$(32)	$54

[c]	The amount of other comprehensive gain that is expected to be reclassified to net income during 2026 is $75 million.

23.	FINANCIAL INSTRUMENTS

[a]	Foreign exchange contracts

At December 31, 2025, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars		For U.S dollars		For euros
	US	Weighted	Mexican	Weighted	US	Weighted	Czech	Weighted	Swedish	Weighted
Buy	dollar	average	peso	average	dollar	average	koruna	average	kronas	average
(sell)	amount	rate	amount	rate	amount	rate	amount	rate	amount	rate
2026	91	1.358	11,626	0.049	134	0.881	6,722	0.040	996	0.088
2026	(773)	0.743	(52)	18.484	(203)	1.122	—	—	—	—
2027	39	1.340	7,691	0.046	114	0.863	4,691	0.039	680	0.088
2027	(413)	0.747	(34)	22.566	(153)	1.135	—	—	—	—
2028	17	1.326	2,801	0.047	182	0.828	3,404	0.040	360	0.089
2028	(166)	0.754	—	—	(184)	1.227	—	—	—	—
2029	—	—	—	—	98	0.818	—	—	180	0.089
2029	—	—	—	—	(73)	1.252	—	—	—	—
	(1,205)		22,032		(85)		14,817		2,216

Based on forward foreign exchange rates as at December 31, 2025 for contracts with similar remaining terms to maturity, the pre-tax gains and losses relating to the Company's foreign exchange forward contracts recognized in other comprehensive income were $99 million and $24 million, respectively [note 22].

The Company does not enter into foreign exchange forward contracts for speculative purposes.

2025 Annual Financial Statements 29

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]	Financial assets and liabilities

The Company's financial assets and liabilities consist of the following:

	2025	2024
Financial assets
Cash and cash equivalents	$1,612	$1,247
Accounts receivable	7,593	7,376
Warrants and public and private equity investments	225	220
Debt investments	32	31
Long-term receivables included in other assets [note 15]	286	310
	$9,748	$9,184

Financial liabilities
Short-term borrowing	$—	$271
Long-term debt (including current portion)	4,712	4,842
Operating lease liability (including current portion)	1,977	1,955
Accounts payable	6,895	7,194
	$13,584	$14,262

Foreign currency contracts designated as effective hedges, measured at fair value
Prepaid expenses	$98	$33
Other assets	83	10
Other accrued liabilities	(19)	(107)
Other long-term liabilities	(19)	(83)
	$143	$(147)

[c]	Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table summarizes the Company's derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated	Net
	balance sheets	balance sheets	amounts
December 31, 2025
Assets	$181	$35	$146
Liabilities	$(38)	$(35)	$(3)

December 31, 2024
Assets	$43	$37	$6
Liabilities	$(190)	$(37)	$(153)

2025 Annual Financial Statements 30

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[d]	Supplier financing programs

The Company has supplier financing programs with third-party financial institutions that provide financing to suppliers that provide tooling related materials. These arrangements allow these suppliers to elect to be paid by a financial institution at a discount earlier than the maturity date of the receivable, which may extend from 6 to 18 months. The Company pays the full amount owing to the financial institution on the maturity dates. Amounts outstanding under these programs as at December 31, 2025 were $116 million [2024 – $86 million] and are presented within accounts payable. The table below rolls forward the amounts outstanding under the Company’s supplier financing programs:

	2025	2024
Balance, beginning of year	$86	$132
Amounts settled	(81)	(172)
Amounts added to the program	111	126
Balance, end of year	$116	$86

[e]	Fair value

The Company determines the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgement is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Publicly traded and private equity securities

The fair value of the Company’s investments in publicly traded equity securities is determined using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded [Level 1 input based on the GAAP fair value hierarchy].

The Company estimates the value of its private equity securities based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company [Level 3 input based on the GAAP fair value hierarchy].

Warrants

The Company estimates the value of its warrants based on the quoted prices in the active market for the common shares [Level 2 inputs based on the GAAP fair value hierarchy].

Term Loans

The Company’s Term Loans consist of advances in the form of 1, 3 or 6-month loans that may be rolled over until the end of the 3 and 5-year terms. Due to the short-term maturity of each loan, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

At December 31, 2025, the net book value and the estimated fair value of the Company's Senior Notes were $4.7 billion. The fair value of our Senior Notes are classified as Level 1 when quoted prices in active markets are available and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.

2025 Annual Financial Statements 31

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[f]	Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, debt investments, and foreign exchange and commodity forward contracts with positive fair values. Cash and cash equivalents, which consist of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the year ended December 31, 2025, sales to the Company's six largest customers represented 76% [2024 - 73%] of the Company's total sales; and substantially all of its sales are to customers with which the Company has ongoing contractual relationships. The Company conducts business with newer electric vehicle-focused customers, which poses incremental credit risk due to their relatively short operating histories; limited financial resources; less mature product development and validation processes; uncertain market acceptance of their products/services; and untested business models. These factors may elevate the Company’s risks in dealing with such customers, particularly with respect to recovery of: pre-production (including tooling, engineering, and launch) and production receivables; inventory; fixed assets and capitalized preproduction expenditures; as well as other third party obligations related to such items. As at December 31, 2025, the Company’s balance sheet exposure related to newer electric vehicle-focused customers was approximately $200 million [2024 – $300 million]. In determining the allowance for expected credit losses, the Company considers changes in customers’ credit ratings, liquidity, customers’ historical payments and loss experience, current economic conditions, and the Company's expectations of future economic conditions. For the years ended December 31, 2025, and 2024, sales to these customers represented less than 5% of the Company's total sales.

[g]	Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities' functional currency, and when materials and equipment are purchased in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts [note 23[a]].

[h]	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand than by movements in interest rates over a given period.

The Company is exposed to interest rate risk on its Term Loans as the interest rate is variable; however, the Company is not exposed to interest rate risk on Senior Notes as the interest rates are fixed.

[i]	Equity price risk

Public equity securities and warrants

The Company's public equity securities and warrants are subject to market price risk due to the risk of loss in value that would result from a decline in the market price of the common shares or underlying common shares.

2025 Annual Financial Statements 32

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

24.	CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgements or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

In the first quarter of 2025, management identified a potential exposure related to the reassessment of certain prior tax periods. This was a result of the proposed retroactive application of a 2023 judicial decision to tax periods prior to the date of the ruling within a jurisdiction in which the Company operates. This exposure pertained to previously claimed refundable value added tax amounts, as well as associated interest, penalties, and other charges. During the third quarter, the Company negotiated a resolution to this matter and paid an amount during the fourth quarter, which is not considered material.

In December 2023, the Company received a notification [the “Notification Letter”] from Ford Motor Company [“Ford”] informing the Company as to its initial determination that one of the Company’s operating groups bore responsibility for costs totaling $352 million related to two product recalls. The Notification Letter triggered negotiations regarding financial allocation of the total costs for the two recalls. During the fourth quarter, the Company reached a commercial resolution with respect to this matter, which resulted in a payment to the customer of $132 million.

In the third quarter of 2025, Ford initiated recalls covering approximately 3.8 million vehicles equipped with rearview cameras or image processing modules supplied by the Company. Ford also announced a new 15-year extended warranty program for up to approximately 14.9 million vehicles also equipped with rearview cameras supplied by us. Ford is claiming approximately $288 million in costs related to these recalls and warranty claims. Additional recalls and/or extended warranty programs remain possible. The Company is in technical and commercial discussions with Ford, however, at this time, root cause determinations have not been made and/or confirmed for the vehicles covered by Ford’s recalls and warranty extension program. Even after root cause(s) have been determined, other challenges make it difficult to fully quantify the Company’s potential financial exposure, if any. These challenges include: integration with other vehicle systems and non-camera components; the age of affected vehicles; duration of the original warranty; number of affected vehicles brought to Ford dealers for inspection; and dealer discretion to determine the nature of the remedy to be applied, which may range from software upgrades, inspection of the rearview camera and other components, repairs, or replacement of the rearview camera. In the absence of certainty as to the scope of potentially affected vehicles, the root cause(s) of the alleged product failures, and/or the related costs of service actions, the Company is unable to fully estimate its potential exposure, if any, for recall-related costs and the extension of product warranties by Ford to affected vehicle owners. If the Company is determined to be fully or partially responsible for defective rearview cameras, the related recall and extended warranty costs could be material to the Company’s profitability in the period(s) in which such costs are recognized or provided for.

As a result of the bankruptcy of Fisker, Inc., owners of Fisker Ocean SUVs have asserted claims for alleged vehicle defects and breaches of state “lemon laws” against J.P. Morgan Chase, N.A. [“Chase”], the direct financer of approximately 2,000 such vehicles in the United States. Chase has indicated that it will seek indemnification from the Company, as contract manufacturer, for damages and legal costs incurred with the resolution of these claims. As the number, details and amount of these claims are all currently unknown, it is too early to determine the Company’s potential liability, if any, at this time.

25.	SEGMENTED INFORMATION

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics, and roof systems.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, market and operating factors, and are also the Company's reportable segments.

2025 Annual Financial Statements 33

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The Company's chief operating decision maker is the Chief Executive Officer. The chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. The chief operating decision maker uses Adjusted EBIT to assess operating performance, allocate resources, and to help plan the Company's long-term strategic direction and future global growth. Adjusted EBIT is calculated by taking Net income and adding back Amortization of acquired intangible assets, Income taxes, Interest expense, net and Other expense, net.

The accounting policies of each segment are the same as those set out under "Significant Accounting Policies" [note 2]. All intersegment sales and transfers are accounted for at fair market value.

[a]	The following tables show segment information for the Company's reporting segments and a reconciliation of Adjusted EBIT to the Company's consolidated income before income taxes:

	2025
	Total	External	Adjusted		Equity
	sales	sales	EBIT	Depreciation	income
Body Exteriors & Structures	$16,618	$16,373	$1,347	$759	$(4)
Power & Vision	15,198	14,901	688	581	(96)
Seating Systems	5,898	5,882	210	103	(35)
Complete Vehicles	4,848	4,817	151	73	(6)
Corporate & Other [i]	(552)	37	(32)	31	(2)
Total Reportable Segments	$42,010	$42,010	$2,364	$1,547	$(143)

	2024
					Equity
	Total	External	Adjusted		(income)
	sales	sales	EBIT	Depreciation	loss
Body Exteriors & Structures	$16,999	$16,745	$1,283	$731	$(4)
Power & Vision	15,391	15,132	810	572	(70)
Seating Systems	5,800	5,787	223	98	(24)
Complete Vehicles	5,186	5,155	130	83	(7)
Corporate & Other [i]	(540)	17	(117)	26	4
Total Reportable Segments	$42,836	$42,836	$2,329	$1,510	$(101)

	2025
				Fixed	Fixed
	Net			assets,	asset
	assets	Investments	Goodwill	net	additions
Body Exteriors & Structures	$8,725	$24	$461	$5,516	$615
Power & Vision	6,699	524	1,654	3,001	522
Seating Systems	1,372	226	260	467	90
Complete Vehicles	471	115	116	414	61
Corporate & Other	1,029	214	21	109	25
Total Reportable Segments	$18,296	$1,103	$2,512	$9,507	$1,313

2025 Annual Financial Statements 34

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

	2024
				Fixed	Fixed
	Net			assets,	asset
	assets	Investments	Goodwill	net	additions
Body Exteriors & Structures	$8,727	$24	$435	$5,805	$1,338
Power & Vision	6,982	525	1,868	2,828	644
Seating Systems	1,401	193	250	476	112
Complete Vehicles	439	105	102	375	59
Corporate & Other	724	198	19	100	25
Total Reportable Segments	$18,273	$1,045	$2,674	$9,584	$2,178

[i]	Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

Other segment items constitute the difference between External sales by segment and Adjusted EBIT by segment, and are comprised of cost of goods sold, selling, general, and administrative expenses, depreciation, and equity income. No significant expense categories are being provided to the chief operating decision maker on a regular basis.

[b]	The following table reconciles Net income from operations to Adjusted EBIT:

	2025	2024
Net income	$883	$1,096
Add:
Amortization of acquired intangible assets	111	112
Interest expense, net	209	211
Other expense, net	736	464
Income taxes	425	446
Adjusted EBIT	$2,364	$2,329

[c] The following table reconciles Total Assets to Net Assets:

	2025	2024
Total Assets	$31,417	$31,039
Deduct assets not included in segment net assets:
Cash and cash equivalents	(1,612)	(1,247)
Deferred tax assets	(864)	(819)
Long-term receivables from joint venture partners	(117)	(67)
Deduct liabilities included in segment net assets:
Accounts payable	(6,895)	(7,194)
Accrued salaries and wages	(888)	(867)
Other accrued liabilities	(2,745)	(2,572)
Segment Net Assets	$18,296	$18,273

2025 Annual Financial Statements 35

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[d]	The following table aggregates external revenues by customer as follows:

	2025	2024
General Motors	$6,534	$6,588
Daimler AG	6,133	5,563
Ford Motor Company	4,960	5,296
BMW	4,903	5,042
Volkswagen	4,713	4,388
Stellantis	4,637	4,330
Other	10,130	11,629
	$42,010	$42,836

2025 Annual Financial Statements 36

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

26.	SUBSEQUENT EVENT

[e]	The following table summarizes external revenues and long-lived assets by geographic region:

	External Sales		Fixed Assets, Net
	2025	2024	2025	2024
North America
United States	$10,704	$10,927	$2,431	$2,624
Mexico	5,247	5,366	1,545	1,635
Canada	4,448	4,322	985	1,109
	20,399	20,615	4,961	5,368
Europe
Austria	6,141	6,381	742	679
Germany	4,499	4,199	789	769
Czech Republic	1,833	1,553	350	314
Poland	790	797	190	174
Spain	476	399	87	73
Sweden	433	432	127	125
Italy	389	419	262	218
United Kingdom	348	401	146	152
Turkey	286	255	17	13
Slovakia	216	296	385	329
France	185	245	79	75
Other Europe	260	239	263	223
	15,856	15,616	3,437	3,144
Asia Pacific
China	4,812	5,564	965	945
Japan	278	288	1	1
India	78	180	49	47
Other Asia Pacific	52	50	10	9
	5,220	6,082	1,025	1,002
Rest of World
Brazil	276	254	49	44
Argentina	159	178	6	4
Other Rest of World	100	91	29	22
	535	523	84	70
	$42,010	$42,836	$9,507	$9,584

NORMAL COURSE ISSUER BID

Subsequent to December 31, 2025, we purchased 3,510,743 Common Shares for cancellation and 191,858 Common Shares to satisfy stock-based compensation awards each under our existing normal course issuer bid for cash consideration of $214 million.

2025 Annual Financial Statements 37